UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 28, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 28, 2023, announcing the approval by the Capital Markets Board of the facilitated merger of Beltel Telekomünikasyon Hizmetleri A.Ş. with Turkcell.

Istanbul, July 28, 2023

Announcement Regarding the Facilitated Merger of Beltel Telekomünikasyon Hizmetleri A.Ş. with Turkcell / CMB Approval

The application made to the Capital Markets Board (“CMB”) on April 26, 2023 for the "Merger via Facilitated Procedure" with our wholly owned subsidiary Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”) was approved* with the decision published in the bulletin dated July 27, 2023 and numbered 2023/42.

*The announcement text and merger agreement are available in Turkish on our website.

Board Decision Date	: 30.03.2023
Merger Model	: Merger Through Acquisition
Date Of Financial Statements Base To Merger	: 31.12.2022
Currency Unit	: TRY

Acquired Company	Trading On The Stock Exchange/Not Trading On The Stock Exchange
Beltel Telekomünikasyon Hizmetleri A.Ş.	Not Trading On The Stock Exchange

Share Group Info	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition (TRY)	Capital To Be Decreased (TRY)	Target Capital	New Shares To Be Given Due To Merger
Group A, Not Trading, TRETCEL00012	330,000,000			330,000,000
Group B, TCELL, TRATCELL91M1	1,870,000,000			1,870,000,000

	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition	Capital To Be Decreased	Target Capital
TOTAL	TRY 2,200,000,000	TRY 0	TRY 0	TRY 2,200,000,000

CMB Application Date Regarding the Merger	26.04.2023
CMB Application Result Regarding the Merger	Approval
CMB Approval Date Regarding the Merger	27.07.2023

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 28, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: July 28, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)